UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)1

                     Under the Securities Exchange Act of 1934

                            (Amendment No.____________)*



                                  WEBSENSE, INC.
------------------------------------------------------------------------------
                                 (Name of Issuer)


                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                     947684106
------------------------------------------------------------------------------
                                  (CUSIP Number)


                                 February 12, 2001
------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 947684106                     13G

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PHILIP G. TRUBEY
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       CANADA
--------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            2,580,400
     OWNED BY       ------------------------------------------------------------
       EACH         6      SHARED VOTING POWER
     REPORTING
      PERSON               NONE
       WITH         ------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           2,580,400
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,580,400
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       13.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------


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

CUSIP No. 947684106                     13G

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JANET A. McVEIGH
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       CANADA
--------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            1,110,000
     OWNED BY       ------------------------------------------------------------
       EACH         6      SHARED VOTING POWER
     REPORTING
      PERSON               NONE
       WITH         ------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           1,110,000
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,110,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------


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



      Philip G. Trubey and Janet A. McVeigh have previously been filing Schedule 13D's and amendments thereto with the Securities and Exchange Commission ("SEC") in connection with their stock ownership in Websense, Inc. They hereby file this statement on Schedule 13G as their initial filing on such form because their combined stock ownership in Websense, Inc. now equals in the aggregate less than 20% of the outstanding common stock of such issuer and such stock held by them is not being held for the purpose of changing the control of such issuer, as more fully certified to in Item 10 below.

Item 1.  (a) Name of Issuer:

             Websense, Inc.

         (b) Address of Issuer's Principal Executive Offices:

             10240 Sorrento Valley Road, San Diego, CA 92121

Item 2.  (a) Name of Person Filing:

             This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

             Philip G. Trubey ("Trubey")

             Janet A. McVeigh ("McVeigh")

         (b) Address of Principal Business Office, or if None, Residence:

             Trubey and McVeigh's mailing address is: P.O. Box 1285, Rancho Santa Fe, California 92067

         (c) Citizenship:

             Trubey and McVeigh are both Canadian citizens.

         (d) Title of Class of Securities:

             Common Stock, Par Value $0.01 per share.

         (e) CUSIP Number:

             947684106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)  Amount beneficially owned:

             The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in Item 4(c) below.

             Trubey is the direct beneficial owner of 2,580,400 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock of Websense, and McVeigh is the direct beneficial owner of 1,110,000 shares of Common Stock, representing approximately 5.7% of the outstanding Common Stock of Websense (based on the number of shares of Common Stock outstanding on November 1, 2000). By virtue of the fact that Trubey and McVeigh are married to each other, each may also be deemed to be an indirect beneficial owner of the other's




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


shares of Common Stock such that either or both Trubey or McVeigh may be deemed the beneficial owner of an aggregate of 3,690,400 shares of Common Stock of Websense representing approximately 18.9% of the outstanding Common Stock of Websense. However, notwithstanding the foregoing, for purposes of Rule 13d-4 [17 CFR 240.13d-4] under the Exchange Act, Trubey expressly disclaims beneficial ownership of the 1,110,000 shares of Common Stock owned by McVeigh, and McVeigh expressly disclaims beneficial ownership of the 2,580,400 shares of Common Stock owned by Trubey.

         (b) Percent of class:

             Based on the 19,611,390 shares of Common Stock reported to be outstanding as of November 1, 2000 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2000, Trubey owns approximately 13.2% of the outstanding Common Stock of Websense and McVeigh owns approximately 5.7% of the outstanding Common Stock of Websense.

         (c) Number of shares as to which such person has:

----------------------------------------------------------------------------------------
                         (i)              (ii)             (iii)             (iv)
                   Sole power to    Shared power to    Sole power to   Shared  power to
                     vote or to        vote or to      dispose or to     dispose or to
                   direct the vote   direct the vote    direct the        direct the
                                                      disposition of    disposition of
----------------------------------------------------------------------------------------
Philip G. Trubey      2,580,400            -0-           2,580,400            -0-
----------------------------------------------------------------------------------------
Janet A. McVeigh      1,110,000            -0-           1,110,000            -0-
----------------------------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


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



Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











































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



                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2001




               By: /s/ Philip G. Trubey
                  ___________________________
                  Philip G. Trubey

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2001




               By: /s/ Janet A. McVeigh
                  ___________________________
                  Janet A. McVeigh

                              JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Websense, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 16, 2001.



                                          By: /s/ Philip G. Trubey
                                              ____________________
                                              Philip G. Trubey



                                          By: /s/ Janet A. McVeigh
                                              ____________________
                                              Janet A. McVeigh





























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